FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of March, 2004
		 		 ------------

		  Commission File Number 1-4620
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		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
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Indicate by check mark if the registrant is submitting the Form 6-K in
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						    -----
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registrant foreign private issuer must furnish and make public under the
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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For Immediate Release
March 8 2004

   CRYSTALLEX ANNOUNCES CVG APPROVAL OF LAS CRISTINAS FEASIBILITY STUDY
      Company now anticipates the construction phase of the project

TORONTO, March 8, 2004 - Crystallex International Corporation (KRY on TSX and Amex) announced today the approval by the Corporacion Venezolana de Guayana ("CVG") of Crystallex's full Feasibility Study for the development of the Las Cristinas mining properties in Bolivar State, Venezuela. On September 17, 2002, Crystallex entered into a mining operation agreement with the CVG which granted to Crystallex the exclusive right to fully develop and exploit the significant gold reserves and resources at Las Cristinas. Mine Development Associates of Reno, Nevada, estimated in the Feasibility Study that proven and probable reserves amounted to approximately 10.2 million ounces (246 million tonnes at 1.29 g/t) based on measured and indicated resources of some 15.3 million ounces (439 million tonnes at 1.09 g/t) inclusive of the 10.2 million ounces of reserves, while inferred resources were estimated at approximately 6.1 million ounces (208 million tonnes
@ 0.91 g/t). The full Feasibility Study, prepared by SNC-Lavalin Engineers & Constructors, was delivered to the CVG on September 10, 2003 by Crystallex, and since that time, Crystallex has worked closely with the CVG to obtain final approval. The Feasibility Study addresses and confirms the economic and technical viability of the Las Cristinas Project and provides the foundation for construction and operating plans.

"The approval by the CVG is a major milestone in the development of the Las Cristinas properties," said Todd Bruce, President and CEO of Crystallex. "We expect that the formal granting of our Engineering, Procurement and Construction Management ("EPCM") contract for Cristinas will very quickly follow the CVG approval. Our Chief Operating Officer, Dr. Ken Thomas, and his team have been working with EPCM candidates for several months in anticipation of this approval to ensure that we proceed as quickly as possible." Mr. Bruce also acknowledged the dedicated efforts of CVG representatives in finalizing the approval. "We enjoy an excellent working relationship with our partner, the CVG, and this relationship will stand us in good stead as we proceed through the permitting and construction stages of the project. We look forward to bringing long awaited investment and employment opportunities to the people of Bolivar State and Venezuela. I would like to especially acknowledge the leadership of General Francisco Rangel Gomez throughout the entire process and thank John Madero, Vice President of Mining, and the CVG senior staff for their professionalism, support and guidance during this critical period."

General Rangel Gomez confirmed the approval and commented: "The CVG is very pleased to announce the approval of the Crystallex Feasibility Study for the Las Cristinas Project. We look forward with great anticipation to the start of gold production in early 2006 and all of the associated benefits that will be generated for the local community, Bolivar State and the Republic through the jobs created, social benefits and royalties and taxes paid to the CVG and the Republic."

The Feasibility Study clearly distinguishes Las Cristinas as a premier gold deposit that can be economically developed and operated by conventional mining and gold processing technology. The reserves delineated by the Feasibility Study transform Crystallex into the fifth largest North American based gold company in terms of reserves.

               Highlights of the approved Feasibility Study include:

	o	Proven & Probable Reserves: 246 million tonnes at 1.29 g/t
		(10.2 million ounces) using a gold price of US$325/oz
	o	Measured & Indicated Resources including reserves: 439 million
		tonnes at 1.09 g/t (15.3 million ounces)
	o	Additional Inferred Resources: 208 million tonnes @ 0.91 g/t
		(6.1 million ounces)
	o	Low Strip Ratio of 1.34:1 (Less than 1:1 in the first five
		years)Expected metallurgical recovery of 89%
	o	Deposit open at depth
	o	Other mineralized zones not yet drilled

  Reserves and Resources calculated in accordance with Canadian NI 43-101
Dr. Thomas added: "Once we have awarded the EPCM contract, Crystallex intends to move forward quickly to get final approval for our Environmental Impact Study ("EIS") report and, in conjunction with the CVG, to secure the Land
Use Permit and the Permit to Impact the Environment. The Company has also initiated an internal study to investigate higher mining rate alternatives and possible expansion scenarios to the 20,000 tonnes per day operation outlined in the Feasibility Study. Crystallex will also shortly begin a drill program to test other mineralized zones within the Las Cristinas properties, including the zone below the US$325 gold pit shell as described in the Feasibility Study. The intention of the latter program is for in-fill drilling to increase the density of drilling in this area in order to upgrade current inferred resources into measured and indicated resources which in turn can be converted into proven and probable reserves." Dr. Thomas further confirmed that Crystallex had completed and exceeded its contractual obligations to advance social programs with new water treatment facilities, sewerage systems, medical clinic expansions, housing and road improvements having been provided for the local community.



About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela.
The Company's principal asset is the Las Cristinas property in Bolivar State which is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX and AMEX Exchanges.


For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com

Email us at: info@crystallex.com

 NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission
("SEC"), and other regulatory authorities.

Please Note: The estimates described in this study and herein qualifies as reserves in accordance with Canadian National Instrument 43-101. However, they do not necessarily qualify as reserves for United States reporting purposes. Therefore, readers should not assume that the information provided in the study and in this release is acceptable for United States reporting purposes, Furthermore, readers should note that measured and indicated resources presented herein would not be acceptable for United
States reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.




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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   March 9, 2004     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature